UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                            GOLDEN DRAGON HOLDING CO.
                       ----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 per share
                       ----------------------------------
                         (Title of Class of Securities)


                       ----------------------------------
                                 (CUSIP Number)


                                FILING JOINTLY:

                               CANNAPHARMARX, INC.
                               Gerry Crocker, CEO
                                Gary Herick, CFO
                                 Gary Cohen, COO
                      7605 Wisconsin Avenue, Suite 400 West
                               Bethesda, MD 20814
                                 (303) 552-9510
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 9, 2014
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                  ------------------------
CUSIP NO.                                                     Page 1 of 4
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS:

      CannaPharmaRX, Inc., a Colorado Corporation
      Gerry Crocker, CEO and Director
      Gary Herick, CFO and Director
      Gary Cohen, COO and Director

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (a)   |X|
      (b)   |_|

3     SEC USE ONLY:

4     SOURCE OF FUNDS (SEE INSTRUCTIONS):

      OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

      |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      Colorado; United States of America

                             7   SOLE VOTING POWER:

                                 10,421,120
                                 Note: Messrs. Crocker, Cohen and Herick are
                                 Officers and Directors of CannaPharmaRX, Inc.
                                 and are control shareholders of
                                 CannaPharmaRX, Inc.
      NUMBER OF SHARES
      BENEFICIALLY OWNED     8   SHARED VOTING POWER:
      BY EACH REPORTING
      PERSON WITH                0

                             9   SOLE DISPOSITIVE POWER:

                                 10,421,120
                                 Note: Messrs. Crocker, Cohen and Herick are
                                 Officers and Directors of CannaPharmaRX, Inc. and are control shareholders of
                                 CannaPharmaRX, Inc.

                             10  SHARED DISPOSITIVE POWER:

                                 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      10,421,120

      Note: Messrs. Crocker, Cohen and Herick are Officers and Directors of CannaPharmaRX, Inc. and are control shareholders of CannaPharmaRX, Inc., and are deemed beneficial owners as Directors and Officers of Issuer.

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

      |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      91.5%

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

      CO - CannaPharmaRX, Inc
      IN - Gerry Crocker, Gary Cohen and Gary Herick

----------------------                                  ------------------------
CUSIP NO.                                                     Page 2 of 4
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER
---------------------------

The security for which this report is made is the common stock, par value $0.0001 per share, of Golden Dragon Holding Co., a Delaware corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

(a) NAME: This statement is filed by CannaPharmaRX, Inc., a Colorado Corporation. Note: Messrs. Crocker, Cohen and Herick are Officers and Directors of CannaPharmaRX, Inc. and are control shareholders of CannaPharmaRX, Inc., and are Directors and Officers of the Issuer.

(b) BUSINESS ADDRESS OF CANNAPHARMARX, INC.: 7605 Wisconsin Avenue, Suite 400 West, Bethesda, MD 20814

(c) EMPLOYMENT INFORMATION: CannaPharmaRX, Inc. is a business that is dedicated to advancing endocannabinoid science, research, discovery, and the manufacturing and distribution of pharmaceutical grade medications. Gerry Crocker, Gary Cohen and Gary Herick are Directors and Officers of Issuer and Directors of and Officers of CannaPharmaRX, Inc.

(d) During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) CannaPharmaRX, Inc. is a corporation formed in Colorado. Gerry Crocker, Gary Cohen and Gary Herick are residents of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On May 9, 2014 CannaPharmaRX, Inc. purchased 9,000,000 shares of common stock from Golden Dragon Holding Co. and 1,421,120 shares from Golden Dragon Holding Co.'s former CEO, for a total of 10,421,120 shares. The transaction was financed through a private placement by CannaPharmaRX, Inc.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

On May 9, 2014, David J. Cutler, former President of Golden Dragon Holding Co., ("Cutler") entered into a Share Purchase Agreement with CannaPharmaRX, Inc. ("CannaPharmaRX"). The Share Purchase Agreement is attached hereto as Exhibit
10.1. Prior to entering into the Share Purchase Agreement, Cutler was a majority shareholder of Golden Dragon Holding Co. ("the Company").

In exchange for cash of $54,000, Cutler sold 1,421,120 shares of the Company's restricted common stock to CannaPharmaRX, Inc. CannaPharmaRX, Inc. conducted a private placement to raise capital and the funds to purchase the Cutler shares were obtained from such placement. CannaPharmaRX also purchased 9,000,000 shares of common stock for $296,000 in order to pay the Company's payables and expenses of closing. As a result of the Share Purchases, CannaPharmaRX, Inc. has become the majority shareholder of the Company.

As a result of the above transaction, David Cutler resigned as Golden Dragon Holding Co.'s Chief Executive Officer and Chief Financial Officer, effective May 9, 2014.

----------------------                                  ------------------------
CUSIP NO.                                                     Page 3 of 4
--------------------------------------------------------------------------------

Including to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have plans which relate to, or could result in, several of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. This includes the Agreement and Plan of Merger attached as Exhibit 10.2 which contemplates issuance of shares to the CannaPharmaRX, Inc. shareholders and the resulting acquisition of CannaPharmaRX, Inc. and its business plan, which will close upon delivering of the audits of CannaPharmaRX, Inc. Also, additional directors of Issuer will be appointed resulting in further Board changes and Officers will be employed under contracts. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

(a) Aggregate number and percentage of the class of securities beneficially owned:

     CannaPharmaRX, Inc. beneficially owns 10,421,120 shares of Issuer's common stock, representing approximately 91.5% of the issued and outstanding common stock of the Issuer, as of date of this Schedule 13D. Note: Messrs. Crocker, Cohen and Herick are Officers and Directors of CannaPharmaRX, Inc. and are control shareholders of CannaPharmaRX, Inc.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

     CannaPharmaRX, Inc. beneficially owns 10,421,120 shares of Issuer's common stock, representing approximately 91.5% of the issued and outstanding common stock of the Issuer, as of date of this Schedule 13D. Note: Messrs. Crocker, Cohen and Herick are Officers and Directors of CannaPharmaRX, Inc. and are control shareholders of CannaPharmaRX, Inc.

(c)  Transactions in the securities effected during the past sixty days:

     None, other than the reported purchases as set forth in this Statement, and the Agreement and Plan of Merger which is still in an executory status pending receipt of audits.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

     Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

See Item 4 above which is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

Exhibit 10.1 - Share Purchase Agreement
Exhibit 10.2 - Agreement and Plan of Merger
Exhibit 99.1 - Statement of CannaPharmaRX, Inc. and Messrs. Crocker, Herick and Cohen as to the joint filing of Schedule 13D dated August 29, 2014.

----------------------                                  ------------------------
CUSIP NO.                                                     Page 4 of 4
--------------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 29, 2014      CANNAPHARMARX, INC.



                           By: /s/ Gary Herick
                           ---------------------------------------------------
                           Gary Herick, CFO and Director of CannaPharmaRX, Inc.




Date: August 29, 2014      /s/ Gerry Crocker
                           ----------------------------------------------------
                           Gerry Crocker, Individual


                           /s/ Gary Cohen
                           ----------------------------------------------------
                           Gary Cohen, Individual


                           /s/ Gary Herick
                           ----------------------------------------------------
                           Gary Herick, Individual